Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town

Huishan District, Wuxi

Jiangsu Province, China 214189

December 7, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Eranga Dias

Re:	Mingteng International Corporation Inc. Amendment No. 3 to Registration Statement on Form F-1 Filed November 22, 2023 File No. 333-270953

Dear Mr. Dias:

This letter is in response to your letter on December 6, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Mingteng International Corporation Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 22, 2023. On the date hereof, the Company has submitted Amendment No.4 to the Registration Statement on Form F-1 (“Amendment No.4”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 3 to Registration Statement on Form F-1 filed November 22, 2023

Related Party Transactions, page 116

1.	We note your disclosure that “[s]et forth below are the related party transactions of our company that occurred during the past three fiscal years up to the date of this prospectus,” however, it appears that you have only provided related party transaction disclosure for the years ended December 31, 2020, 2021 and 2022 and the six months ended June 30, 2022 and 2023. Item 7.B. of Form 20-F requires that you include information since the beginning of the company’s preceding three financial years up to the date of the document. Please advise or revise.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure in the “Related Party Transactions” section on page 116 of the Registration Statement to include applicable transactions since the beginning of the company’s preceding three financial years up to the date of the prospectus.

Exhibits

2.	Please have counsel revise Exhibit 5.1 to:

●	remove assumption 2.11. It is not appropriate for counsel to assume that the company is not in bankruptcy; and
●	revise Section 3 to recognize that the shares to be sold by the selling shareholder are already outstanding and fully paid.

RESPONSE: In response to the Staff’s comment, the Cayman counsel, Mourant Ozannes (Cayman) LLP, to the issuer (“Counsel”) has revised Section 3.4 of Exhibit 5.1 to recognize that the shares to be sold by the selling shareholder are already outstanding and fully paid.

With respect to assumption 2.11, the Counsel respectfully submits that it is necessary and should not be omitted for the following reasons:

(i)	a resolution to wind up the Company may have been passed of which we are not aware, which this is a factual matter that we cannot independently verify;
(ii)	whether or not the Company is insolvent (but not in liquidation) is a matter of fact that we are not able to verify;
(iii)	if the Company is insolvent, any transactions entered into by it may be challenged by the liquidator (e.g., as an undervalue transaction, unfair preference, or extortionate credit transaction);
(iv)	a recent application for the Company’s insolvent liquidation may have been filed at the Grand Court, which does not show on the Court Searches, and, if the Company is in liquidation, its directors cease to have the power to deal with its assets or to cause it to enter into contracts; and
(v)	following the commencement of a voluntary liquidation, any transfer of shares without the sanction of the liquidator and any alteration in a company’s members is void.

Exhibits

3.	We note your response to prior comment 1. We also note that you have not fully restored your disclosure to the existing disclosure as contained in the May 26, 2023 registration statement. Please restore your disclosure wherever applicable. Refer to our prior comment 1 in our letter dated November 15, 2023.

RESPONSE: In response to the Staff’s comment, we have fully restored:

(i)	disclosures on the cover page, prospectus summary, and risk factor sections relating to legal and operational risks associated with operating in China and PRC regulations;
(ii)	disclosure relating to the risk that the PRC government may intervene in or influence our operations at any time, or may exert control over operations of your business, which could result in a material change in our operations and/or the value of the securities we are registering for sale on the cover page, pages 34, and 37; and
(iii)	disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice on the cover page and page 34.

Further, we kept the following revisions since the amendment that was filed on May 26, 2023:

(i)	to update the progress in connection with the CSRC filing on the cover page, pages 14, 41, and 109; and
(ii)	to correct a certain cross reference on the cover page.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer